Technical Report of TOUPS TECHNOLOGY LICENSING Number TTL-98-005



                             FIRST CERTIFICATION OF
                                   AquaFuelTM
                         Based on Measurements Available
                                 on May 16, 1998

                                       by

                             Ruggero Maria Santilli
                                    President
                          Institute for Basic Research
                  P. O. Box 1577, Palm Harbor, FL 34682, U.S.A.
                     ibr@gte.net, http://home1.gte.net/ibr/





                Copyright (C) 1998 by Toups Technology Licensing
                                 Largo, Florida






       1.  INTRODUCTION

       1.1. Statement of objectives.
       1.2. Description.
       1.3. Existing literature.
       1.4. Main characteristics.
       1.5. Competition.
       1.6. Cost comparison.
       1.7. Criteria for cost comparison.
       1.8. Main applications of AquaFuel.
       1.9. Cost of AquaFuel.
       1.10. Cost competitiveness of AquaFuel with respect to Hydrogen.
       1.11. Other compatible technologies at TTL.
       1.12. Insufficiencies of this presentation.

       2. MEASUREMENTS  AVAILABLE  ON  MAY  16, 1998.
       2.1. Description of equipment.
       2.2. Safety precaution.
       2.3. Tests on combustion exhaust.
       2.4. Tests on recycling.
       2.5.  Tests on the BTU content.
       2.6. Production tests with batteries.
       2.7. Production test with a Miller AC/DC welder.
       2.8. Future production power unit.
       2.9 Preliminary costs analysis on AquaFuel.
       2.10. Tests on chemical composition.
       2.11. Radioactivity test.
       2.12. Comments on the energy balance of AquaFuel.

       3.  CONCLUSIONS

       REFERENCES

1. INTRODUCTION

1.1. Statement of objectives. On behalf of Toups Technology Licensing (TTL) of Largo, Florida, in this presentation the underwriter shall review and certify:
1) the results of the research on the new, nonfossil, combustible gas called AquaFuelTM conducted by a group of scientists under his supervision during the past months; 2) the reports on various measurements conducted by independent laboratories which have been inspected and appraised both, personally, by the underwriter as well as collegially by the research group; 3) the numerous tests conducted in recent months at the TTL plant; 4) competition and cost analysis as available at this writing; and 5) expected future possibilities currently under test. This certification has been made possible thanks to all the necessary financial support provided by TTL which has permitted the conduction of all suggested experimental measurements and tests on AquaFuel.

This certification has been finally made possible by invaluable technical assistance provided to me by Dr. M. Fetterolf, Dr. D. Shillady, Dr. C. Hales, Dr. D. Pachuta and others in the USA,Dr. P. Glueck in Romania, Dr. D. Schuch in Germany, Dr. J. Dunning-Davies in England, Dr. B Lavenda in Italy, and other members of our Institute, as well as by all personnel of TTL, including Mr. Leon Toups, President, Mr. Jerry Kammerer and Mr. Mark Clancy, Vice Presidents, as well as William Richardson, jr, Jack Hansen, Ken Lindfors and other TTL personnel.

1.2. Description. AquaFuelTM is a nonfossil combustible gas discovered by Mr. William Richardson, jr, (see Patents [1]) and currently developed by TTL, which is produced by an electric discharge of carbon arcs within distilled, fresh, salt or other types of water, thus being essentially composed of Hydrogen, Oxygen, Carbon and their compounds.

1.3. Existing literature. AquaFuel has been the subject of various articles listed in Refs. [2]. The initiation of systematic scientific studies was reported in paper [3] which identifies the status of the knowledge on AquaFuel as of January 1998.

1.4. Main characteristics. AquaFuel has excellent exhaust characteristics second only to those of the Hydrogen; it can be produced rapidly in large volumes anywhere desired with simple, easily realizable equipment; its cost is moderate; and the gas is safer than other fuels in both its production and storage.

                                (IMAGE OMITTED)

FIGURE 1: A view of the process underlying AquaFuelTM. Note the thin Carbon rod and the large Carbon block and the bubbling of the gas thru the water and its clean burning at the top (photo by Rob Jaeger and Ken Lindfors). 1.5. Competition. According to official figures, the U. S. A. has experienced about 300 deaths during the winter months of January, February and March, 1998, due to tornados which should have occurred instead in the summer, thus establishing the existence of a climactic anomaly due to the pollutants in current fuels beyond credible doubts. All indications suggest that the number of deaths in the USA alone in the same period will rise progressively in future years and surpass in the next decade the rate of 1,000 deaths per year due to climactic changes. Predictions of corresponding damages to agriculture via floods, droughts or high temperature are equally catastrophic. This evidence mandates a very serious consideration of the pollutants in current fuels as a necessary condition for our survival.

In view of the above scenario, in the opinion of this underwriter, the major competition of AquaFuel is Hydrogen. This is due to the fact that all other fuels of current use are highly pollutant, including gasoline, Methane, Acetylene, etc. while, by comparison, AquaFuel has a much better quality of combustion exhaust as identified below.

1.6. Cost comparison. Keep in mind that the prohibition of the use of all conventional fossil fuels in polluted cities such as Los Angeles, Tokyo, Milan, etc., is expected in the near future, while alternatives such as fuel cells are expected in the far future. In order to have practical or otherwise industrial meaning, cost analysis and comparisons should be conducted between AquaFuel and Hydrogen.

1.7. Criteria for cost comparison. The cost of Hydrogen and other fuels has been traditionally computed from production, storage, utilities, and other costs. This traditional approach for cost analysis is basically inapplicable and actually misleading for AquaFuel because it has a number of uses and services in addition to that as fuel.

More specifically, the traditional computation of the cost of AquaFuel via the sole consideration of the cost the energy input and the Carbon rods is inapplicable because, the production of AquaFuel occurs jointly with services, such as recycling of waste, and processing, such as the production of fertilizers. A serious comparative study of the cost of AquaFuel must therefore, first, take into account the revenues from these additional applications and, then, compare costs.

A serious cost comparison requires the following additional consideration. First, there is the savings due to transportation because other gases have to be produced in specialized plants and then transported to the consumer, while AquaFuel can be produced anywhere desired.

Secondly, in comparing AquaFuel and Hydrogen one must take into consideration the fact that, according to all available measurements outlined below, AquaFuel has an energy content greater than that of Hydrogen.

Thirdly, AquaFuel will be shown in Sect. 2 to provide other benefits during the process of gas production that must also be considered

1.8. Main applications of AquaFuel. The applications of the AquaFuel process are numerous and can be divided into three classes:

I: USE AS FUEL. In this class we note:

I.1) Motor fuel because of the remarkable reduction of pollutants in the exhaust, high energy content, better safety, and other aspects indicated earlier;

I.2) Heating fuel for homes and industries,  for the same reasons;

I.3) Cooking fuel, because it is clearly preferable over methane and other gases;

I.4) Industrial fuel for a variety of uses, such as for furnaces in the steel industry and others; I.5) Emergency fuel, for instance, for the continuation of service in a broken line of natural gas; and others.

II: USE FOR SERVICE. In this class we note:

II.1) Recycling of liquid waste such as sewage;

II.2) Recycling of solid waste such as rubber tires;

II.3) Environmental clean-ups; II.4) Production of electricity for various industrial and consumer uses; II.5) Desalination; and other uses.

III: USE FOR PROCESSING. In this class we note:

III.1) Separation of water;

III.2) Production of new chemicals;

III.3) Production of gases, e.g., Hydrogen; and other possibilities are currently under study.

A serious industrial and financial appraisal of the possibilities and costs related to AquaFuel requires a knowledge of the combination of the above three classes of application.

1.9. Cost of AquaFuel. As we shall see, one of the most effective industrial and consumer use of the AquaFuel process is for recycling. AquaFuel is automatically produced in such recycling as a by-product. Cost consideration should also include the revenues from solids precipitated during the process, as in the following examples:

MUNICIPALITIES. More specifically, the use of AquaFuel by highly polluted cities such as Los Angeles is as follows:

Primary use: recycling of sewage;

Secondary use: clean fuel produced as a by-product;

Tertiary use: precipitation of solids useful for fertilizers.

A serious appraisal of the cost of AquaFuel as a combustible gas for cooking or transportation cannot be done by just computing the cost of electricity and carbon, and requires instead the consideration of: A. The INCOME from recycling sewage and/or SAVINGS over current recycling means. B. The INCOME from the sale of recycled water and chemicals. C. The COST of electricity and carbon.

FACTORIES. the above consideration for the best use of AquaFuel also apply to factories, corporations or businesses at large.

HOUSEHOLDS. Note that the same basic usages also apply to an individual household. In fact, existing cars can be easily converted to the use of AquaFuel, while the latter can be produced via a small unit for individual houses which: 1) recycles all liquid waste of the household; 2) produces an excellent fuel for automotive and cooking usage; and 3) releases water and solids usable for lawns.

1.10. Cost competitiveness of AquaFuel with respect to Hydrogen. As stressed above, Hydrogen has only one class of applications, that after its formation for fuel, chemistry, propulsion, etc. As a result, all costs to produce, store and transport Hydrogen must be applied in their totality to the use of Hydrogen.

As equally stressed above, AquaFuel has instead a variety of usage in which that as fuel is generally a by-product. The cost competitiveness of AquaFuel over hydrogen is then self evident.

There are however additional aspects which should be considered for a serious analysis and comparison of costs. Hydrogen can be only produced in specialized plants. On the contrary, AquaFuel can be produced anywhere desired via light weight equipment. This implies the additional savings of rather significant costs for transportation of AquaFuel as compared to Hydrogen.

Irrespective of all that, the preliminary production data presented in Sect. 2 indicates that the cost of AquaFuel is competitive with respect to that of Hydrogen, even for preliminary non-production units, even when produced in low quantities, and even without including the other applications.

When primary applications such as recycling are included, and AquaFuel is produced as a by-product, AquaFuel can be considered to be produced free of any cost as compared to Hydrogen.

Moreover, since AquaFuel has an energy content greater than that of Hydrogen, it can effectively replace all existing applications of the latter.

In summary, when all the above aspects are taken into account, AquaFuel is competitive with respect to Hydrogen on costs, energy content, rapidity of production, easiness of production anywhere desired, and other aspects.

1.11. Other compatible technologies at TTL. It should be indicated that TTL is developing a number of highly advanced and innovative technologies some of which have a direct bearing on AquaFuel.

One of these technologies which is particularly important for AquaFuel is that developed by Mr. Jack Hansen which consists of new means for recycling automotive tires resulting in market quality black carbon, fuel gas, fuel oil and steel without air consumption or emission in the open air.

The importance for AquaFuel of the Hensen's NEW recycling of automotive tires is that it essentially produces all needed Carbon free of costs. This is the case in view of the existence of very large number of automotive tires in the USA, in the range of hundred of millions of units which have remained without recycling so far, while the Hansen Processor uses only 25 % of fuel it extracts from tires to run itself.

A  serious  cost  analysis  for  AquaFuel   therefore  requires  the  additional
consideration that Carbon can be obtained at no cost FROM the recycling of automotive tires.

For other very intriguing and innovative new technologies under development at TTL we refer the interested READER to the TTL Web Site http//www.toupstech.com/

1.12. Insufficiencies of this presentation. It should be stressed that this is the "first" of an expected series of certifications of the characteristics and applications of AquaFuel due to the novelty of the product and the lack of availability at this writing of certain measures. In the final analysis, scientific and systematic studies of Aquafuel have initiated by our group only three months ago.

Additional  tests  are  required  on  the  energy  content  of  AquaFuel.   Only
preliminary data can therefore be provided and defer any final statement to future certifications.

Moreover, power units specifically built for production are needed to replace the use of welders as power units of the tests presented in Sect. 2, which are not the appropriate power units for AquaFuel. The latter are under construction by TTL and the related data will be presented in future certifications.

Any serious cost comparison must therefore take into account the fact that the production data given below are based on preliminary-empirical means of producing AquaFuel and not via a regular production equipment. It is however evident that the preliminary production costs given in Sect. 2 will considerably improve with appropriate power units specifically built for production.

Also the lack of detailed experimental knowledge of costs for recycling and other applications, which are are under experimentation at this writing, prevent final cost analysis of AquaFuel. It then follows that all costs analysis at this writing can only be qualitative, yet they are indicative indeed.

We should finally indicate that this presentation is specifically restricted to the certification of AquaFuel at "below-unit" conditions, that is, at conditions under which the ratio between the energy contained in AquaFuel EAF, Out and the electrical energy input EEl, In is smaller than one, EAF, Out / EEl., In < 1. Possibilities for over-unit conditions have been empirically discussed by other authors in the existing literature [2] and shall be briefly indicated for future presentations following the necessary measurements by independent laboratories.

2. MEASUREMENTS AVAILABLE ON MAY 16, 1998.

2.1. Description of equipment. With reference to Figure 2, the AquaFuel production equipment consists of:

1) a source of continuous electric current (DC) with sufficient voltage and amperage as identified below which is called the power unit;

2) a container of the water used;

3) the discharge mechanism for the production of the electric discharge under water between two carbon electrodes;

4) the collector of the gas bubbling to the surface;

5) the Aquafuel tank for the collection and storage of the gas under pressure;

6) a pump and and related line from the collector to the tank; and

7) a number of meters including a wattmeter for the measure of the used energy, a thermometer for the increase in the water temperature, a sensitive scale to measure the weight of the container, with or without water, and with or without the discharge mechanism, an Oxygen detector and other gas detector put in line between the collector and the tank, toxic gas detectors placed in the environment, a flow meter to measure the AquaFuel produced, and any other needed measuring device.

FIGURE 2: A schematic view of the preliminary equipment for the production of AquaFuelTM used in the test reported in this certification.

The container generally used in the tests reviewed below is made of transparent acrylic and houses about 120 liters of water. Two interconnected towers made of transparent acrylic are used for collection of AF with the total capacity of 60 liters. The AquaFuel tank contains approximate 10 cf at the pressure of 100 psi. The cathode of the discharge mechanism is made up of a Carbon disk of about 6" diameter and 1" thick. The anode used in the tests is instead made up of conventional Carbon rods produced for welding with sizes of 1/4" to 1" in diameter. In all tests reported below the discharge mechanism was activated by hand. An automatic discharge mechanism shall instead be used for the regular production unit currently under construction.

The tests were conducted as follows: different power units were used as identified below; air was removed with a pump from the two collection towers which were then filled up completely with distilled water; the arc was manually activated within the water under the collection towers; AquaFuel then bubbled all the way to the top of the collection towers in equal amounts thus displacing the water; large marks were placed on the towers to identify the production of 20 liters which was very visible at a distance due to the transparency of the towers as well as the creation of AquaFuel via a lowering of the water level; the volume of AquaFuel produced was accurately measured with a stopwatch RADIO SHACK Model "Sports"; the electrical energy input was measured with a portable wattmeter EXTECH Model 382060; the weight of the equipment was measured with a sensitive scale and the temperature increase of the water and of its container was measured with a sensitive thermometer; the energy lost to light was approximately measured; other measurements are identified below.

2.2. Safety precaution. AquaFuel is inherently safe to produce by virtue of its very conception. In fact, the electric current decomposes the Carbon crystal of the rod thereby carrying Carbon into the high temperature plasma surrounding the discharge. Under these conditions, the Carbon combines itself with the Oxygen produced in the separation of water by the discharge and reduces the pure Oxygen content to a safe minimum of the order of 1%. Alternatively, in the absence of the AquaFuel process, the sole production of an electric discharge under water without the Carbon would separate the water into Hydrogen and Oxygen, thus resulting in an explosive and unstable mixture.

Despite these inherent safety features, a number of measures were implemented by TTL for unexpected occurrences during the tests. First a protocol was identified and implemented. Mr. Jack Hansen was appointed Safety Director by Mr. Leon Toups, TTL President, and put in charge of safety with authority to halt all tests at any time.

The most important safety precaution for the production of AquaFuel is that the electric discharge must be solely allowed if going through a Carbon rod, otherwise Oxygen is not removed from the separation of water by the discharge as indicated above. To verify that Oxygen is down to a safe minimum, an Oxygen detector was placed in line with the production of AF. Additional meters for toxic gases were also installed, although none were detected. Whenever there was no need to use the the AquaFuel produced, all gas pumped from the collection towers was discharged in open air.

2.3. Tests on combustion exhaust. Engine tests of AquaFuel were performed on a small internal combustion (IC) engine at the Briggs & Stratton Test Center of Milwaukee, Wisconsin, by comparing the new fuel to gasoline. It was established that AquaFuel requires considerably less air as compared to other fuels due to its large content of Oxygen bonded in various forms. By comparison, other gases such as methane require from ten to fifteen parts of air to one part of gas. The results of the Briggs & Stratton test are as follow:

Briggs and Stratton Test
                  Gasoline               AquaFuel

RPM                3060                  3060
Torque                3.45                   3.20
HP                    2.05                   1.86
Oil Temp.           227F                   165F
Exhaust             751F                   637F
Hydrocarbons       2436 ppm                185 ppm (parts per million)
CO%                   4.343                  0.039
CO2%                 12.086                 14.695
Oxygen %              0.544                  7.100
Hydrocarbon          13.367                  0.001 g/hr (grams per hour)
Nitrogen Ox.          5.921                  0.002 g/hr
CO                  421.141                  0.002 g/hr

The g/hr figures for CO are most impressive. The engine running on AquaFuel would have to operate for over 210,000 hours to equal the amount of CO produced in 24 hours while being fueled by gasoline.

Equally impressive is the presence of 7.1% of Oxygen in the exhaust which is evidently important to maintain the Oxygen balance in our atmosphere. This is a clear indication that AquaFuel is not a lean mixture, but a mix with excess power.

Additional tests were done in 1994 at the EPA facilities in Ann Arbor, Michigan, with the following results

Emission Tests
            AquaFuel          AquaFuel            Indolene       Indolene
             Test 1            test 2              test 3         Test 4
HC ppm        113.4             131.94             3753             3981
Nox ppm       380.34            428.04              388.98           419.76
 CO %           0.162             0.162               3.078            3.042
 CO2 %         12.564            12.618               9.198            9.324

Further tests were done on 4-20-98 under the supervision of MOTOR FUELERS, INC of Largo, Florida. A gasoline powered generator set with a 10 hp Tecumseh engine and a 5000 Watt generator was purchased. The generator was a Coleman Powermate MAXA 5000, model PM0525202. The objective was to run the engine under load with both AquaFuel and gasoline. Motorfuelers, Inc. of Largo, Florida supervised the the test which was expected to yield information useful also on the BTU content.

To run the engine on Aquafuel the fuel line was disconnected from the gas tank and a hole was drilled in the manifold between the carburetor and the head. This was to bypass the carburetor and to control the addition of air which is substantially less than needed by gasoline. To revert back to gasoline, the hole was plugged and the fuel line was reconnected. The plan was to let the engine run on Aquafuel for as long as the gas lasted in the compressor containing approximately 10 cubic feet of gas at 100.

The following table represents a comparison of the emissions results of this test with two previously tests conducted by independent third parties.


             Motorfuelers      Briggs & Stratton      US EPA, Ann Arbor
             AF     GAS        AF         GAS          AF         GAS
HC   ppm     7      420        185        2436        122         3867

CO   %        .17     8.5        .04      4.3           .16         3.1

O2    %     12         .13      7.1       .54          N/A          N/A

CO2  %       8.3      9.9      15        12           13             9

Note the extreme advantage for AquaFuel over gasoline in the reduction of hydrocarbons, carbon monoxide and oxygen, and the consistency between each test. Note also that Indolene was used as a control fuel for test purposes.

It should be also noted that, as a result of the above measurements, AquaFuel can be used as a fuel without any catalytic converter and the emission exhausts would still meet the EPA requirements.

It should be finally noted that current EPA requirements do not monitor the CO2 content of combustion exhausts. Nevertheless, a technology specifically aimed at the reduction of CO2 content in the AquaFuel combustion exhausts is under development at TTL and it will be addressed in a future presentation.

2.4. Tests on recycling. TTL obtained 3 gallons of sewage from the City of Largo, Florida, which were placed in a small AquaFuel container powered by a LINCOLN Welder Model LN130 with 24 V DC under load and 130 Amps. Samples were then taken of the raw sewage, and of the sewage treated with the AquaFuel process at sequential durations of 2, 5, and 13 minutes.

The samples were encoded by TTL with cryptographic identification to prevent the knowledge of their sequential character. The encoded samples were then examined by CONSTELLATION TECHNOLOGY CORPORATION of Largo, Florida, as per the results attached to this document, which also contains their decoding.

As one can see, all bacteriological activities ceased to exist in 3 gallons of sewage following one minute of exposure to the Aquafuel process. To properly appraise this result, one should keep in mind that it was obtained with a small, low efficiency welder with about 5 Kw. It is then evident that the recycling rate and efficiency will increase substantially with the appropriate production unit equipped with the appropriately high DC voltage.

Moreover, a significant component of sewage, Acetone, is transformed by the AquaFuel process into a sequence of compounds, whose final products are volatile substances. As expected, a solid residue was found at the bottom of the container, which is currently under testing.

AquaFuel was produced in the above recycling process essentially as that produced via the use of ordinary water. In fact, the content of hydrocarbons in AquaFuel produced via distilled water is less than one percent. Biomaterial are also contained in sewage fluids in a few percentage and they consequently result in a small increase of the percentage of hydrocarbon in AquaFuel. These aspects are currently under analytic tests for finalization.

The above results indicate that the AquaFuel process does indeed provide a new viable form of recycling sewage either by municipalities or by individual households which essentially consists in :

1) passing the sewage through a duct with the AquaFuel processing at a flow dependent on the used characteristics of voltage DC and amperage;

2) collecting the AquaFuel  produced and the solid  precipitated  at the bottom;
and

3) treating the emerging water with filters and other means under patenting, which water can then be used for irrigation or other usages.

The advantages of the above new form of recycling sewage over existing forms of recycling are evident, e.g., in savings, reduction of land currently needed for large tanks, elimination of bad odors for neighborhoods, etc.

Systematic studies on this new form of recycling are now under way at TTL and they will be reported in some future presentation.

Further research and development is under way at TTL to ascertain whether, under proper design, the AquaFuel process can be used as a new form of desalination of salt water.

2.5. Tests on the BTU content. Several tests on the BTU content of AquaFuel by a number of independent laboratories as well as at TTL have been conducted as of today, May 16, 1998, although, for various reasons, they are not final. The only scientific conclusion which can be stated at this writing is that the energy content of AquaFuel is greater than that of Hydrogen, although the actual amount is under test and will be released in future certifications.

The first difficulty was that calorimeters which are constructed and calibrated for other combustible gases have resulted to be unable to measure the BTU content of AquaFuel. As an illustration, Mr. Jerry Kammerer, a TTL Vice President, drove with AquaFuel samples all the way to the plant producing of one of the best calorimeters in the USA, that of the Badger Instruments in Tulsa, Oklahoma When applied to that calorimeter, AquqFuel did not even initiate combustion, let alone have a meaningful measurement. No re-calibration of the calorimeter was possible without a structural re-design requiring months and large investments.

This is due to the fact that different gases have different Oxygen needs. In particular, AquaFuel has a requirement for Oxygen which is dramatically smaller than that of other gases. As a result, the Badger Instrument which is one of the best for the measure of the BTU content of Methane, resulted to be totally inoperative for AquaFuel because of the large difference in Oxygen intake of the two gases.

A series of additional tests were then conducted by

COSA INSTRUMENTS of Norwood, New Jersey

via the use of the calorimeter CW95H heating Value Analyzer, series # 75125 equipped with a BTU burner with Wobble inde 452 S.G. 0.802 HHV, which is produced by the UNION CORPORATION in Germany.

Additional tests were done by

Dr. M. Fetterolf  Department of Chemistry  University of South  Carolina  Aiken,
S.C.

via a bomb calorimeter.

Unfortunately, all the latter tests resulted to be anomalous and unacceptable. The underwriter then had a special analytic test done on the AquaFuel used for the tests which resulted to possess about 35 % of Nitrogen. This is evidence that AquaFuel used for the tests was defective because it included about 43% of ordinary air. Subsequent inspections of the production unit identified the existence of a large air leak in the head of the tank compressor. All the above tests on the energy content of AquaFuel must therefore be re-done with pure AquaFuel; they are under way at this writing; and their results will be presented in future certifications.

The claim that AquaFuel has a BTU content greater than that of Hydrogen is based on the following evidence:

A) Preliminary measurements via the bomb calorimeter by Dr. Fetterolf.

B) Comparative measurements of flame temperatures. TTL conducted these tests at their facility under the presence of this underwriter, via the use of the same beak, the same pressure and the same line for both AquaFuel and Hydrogen tanks. The maximal temperature of the Hydrogen flame resulted to be 1,900 degrees F.
The maximal temperature of the AquaFuel flame reached the top of the scale of the available meter, 2,200 degrees F, which is already about 252 degrees greater than the flame temperature of Hydrogen. This is additional experimental evidence that the energy content of AquaFuel is bigger than that of Hydrogen. No final numerical value is possible because the measure of the maximal flame temperature for AquaFuel will be known shortly and will be therefore reported in a future certification.

C) Cutting tests. Additional tests for cutting metals via flames were conducted at TTL under the presence of this underwriter for AquaFuel and Acetylene. The two gases resulted to be compatible in pre-heat times prior to combustion of the steel. Acetylene then had a cut about 10% superior than that of AquaFuel. This performance confirms that AquaFuel has a BTU content greater than that of Hydrogen.

D) Engine test. The same engine test for emission exhaust performed under the supervision of Motor Fuelers, Inc., was also used to obtain some preliminary information on the BTU content of AquaFuel.

The engine was set at "half load" with 25 light bulbs of 100 Watt each connected in series on a piece of plywood. This corresponds to the engine running at 5 hp. A measure of the current draw during each run would then verify the load.

The first run using Aquafuel lasted for 3-1/2 minutes. The current draw was 17.5 Amps. The engine was then ran on gasoline and recorded the same current draw of
17.5 Amps. This verifies that there was an equal load on the system for both fuels. 17.5 Amps X 120 Volts = 2100 Watts.

To run for an hour on Aquafuel 60 minutes were divided by 3.5 minutes to get a multiplier of 171 cubic feet. The manufacturer states that this generator set will run at half load for 6 hours on 5 gallons of gasoline. A gallon of gasoline can produce 130,000 BTU. 5 gal. X 130,000 BTU = 650,000 BTU. 6 hours X 171 cubic feet of Aquafuel = 1026 cubic feet of Aquafuel. Therefore if 5 gallons of gasoline or 1026 cubic feet of Aquafuel both will run the generator set for 6 hours, they should both have the same BTU content. Therefore 650,000 BTU divided by 1026 cubic feet yields a BTU content of AquaFuel of 633 BTU/cf.

Upon the completion of the above tests, analytic measurements on the AquaFuel used indicated a contamination of about 43 % with ordinary air due to a leak in the compressor head. The tests will therefore be repeated with pure AquaFuel and better results are evidently expected.

E) Theoretical calculations of BTU content. Additional preliminary information on the BTU content of AquaFuel can be derived from theoretical calculations based on its assumed chemical composition. The latter data confirm that AquaFuel has an energy content greater than that of Hydrogen, although no final value is possible for a variety of reasons. The most important reason is the lack of final scientific knowledge on the chemical composition of AquaFuel as indicated below.

In conclusion, AquaFuel is a basically novel combustible gas with essentially unknown characteristics and structure. Protracted and repeated experience has established that rules and tests easily valid for other gases generally yield no significant result for AquaFuel.

2.6. Production tests with batteries. A series of tests was first conducted at TTL via the use as power unit of ordinary car batteries. Even though far from a real production set up and possessing a number of drawbacks, the use of car batteries resulted to be useful to reach basic knowledge, such as energy absorbed and volume of AquaFuel produced. Also, the test with car batteries is quite simple and can be easily reproduced everywhere. Five automotive batteries were purchased by TTL with the following characteristics:

Manufacturer:   Interstate  Batteries  Model:  Marine/RV  Deep  Cycle  #  SRM-29
Characteristics: 12 Volts DC each with 645 cold amps and 845 maximal cranking capacity.

Five tests were then conducted with one, two, three, four and five batteries in series, resulting in the total of 12, 24, 36, 48, 60 Volts DC at open arc. The batteries were verified to be fully charged before each test. Several tests were then performed per each voltage with individual measurements of voltage under load, amperage, and volume/time produced. The average final results conducted under the presence of this underwriter are:

                       Average measurements with batteries
No. Batt    Aver. V    Aver. A     AF Volume      AF Volume    Rod
                                  (Liter/minute) (CF / hour   (in inches)
# 1         9 V       90 A         1 L/m           2.1 cf/h     1/2"
# 2        20 V      155 A         4 L/m           8.5 cf/h     1/2"
# 3        29 V      310 A        20 L/m          42.3 cf/h     1/2"
# 4        40 V      670          52 L/m         110 cf/h       1/2"
# 5        50 V      875          96 L/m         204 cf/h       1/2"

To compute the energy, we use: the usual factor of 0.77 to compute the real Kw absorbed from the KVA; the value 1 L = 1/28.31 cf = 0.0353 cf; and 1 watt-hour = 3413 BTU hour. From the preceding data we then obtain the following values:

Electrical input energy / hour for batteries vs AquaFuel produced
No. Batteries   Elec. En.    Ele. En.      Elec. En.       AF produced
                 in KVA      in Kw         in BTU           in cf/h
# 1               .8 KVA       .6 Kw       2,046 BTU         2.1 cf/h
# 2              3.1 KVA      2.4 Kw       8,146 BTU         8.5 cf/h
# 3              9.0 KVA      6.9 Kw      23,625 BTU        42.3 cf/h
# 4             26.8 KVA     20.6 Kw      70,430 BTU       110 cf/h
# 5             43.7 KVA     33.7 Kw     114,975 BTU       204 cf/h

The above data are reproduced in Figure 3 below. Note that no computation of BTU values for AquaFuel is possible at this writing because of the lack of final knowledge on the BTU/cf of Aqua Fuel.

2.7. Production test with a Miller AC/DC welder. A second series of tests were performed with one of the best commercially available welders transforming AC into DC, which was selected to provide the highest commercially available voltage DC and with a controllable amperage so as to avoid un-necessary usage of electricity.

It should be stressed that welders are not designed to produce AquaFuel and, as such, they are far from a real production unit. Nevertheless, the welder was selected for these second tests also because it is readily available everywhere, thus permitting the reproduction of the tests by any interested person anywhere desired. Also, the use of commercially available welders remain valid for small production of AquaFuel. After due search, the welder selected for the test was:

Manufacturer: MILLER CORPORATION Tel: 1-800-426 4553 Web Site: http://www.Miller.Welds.com Model: XMT 304 CC/CV Rate: Heavy industrial use
Line: single or three phase, 230 or 460 V AC Weigth: 76 lb (34.5 Kg) Size: H 217 ft (43 cm), W 12-1/2 ft (31.8 cm), D 24 in (62 cm) Characteristics claimed by the manufacturer: # CV (controlled voltage) from 10.35 V DC under load (voltage with open arc 90 V DC) # CC (controlled current) from 5 to 400 Amps # Real power absorbed 11.6 Kw with 15.3 KVA

Three sequential tests were conducted under the presence of this underwriter, each one repeated a number of time. The average results are the following

Average measurements with the Miller Welder XTM 304 at maximal voltage setting
 Test         Voltage        Amps       AF volume         Rod size
# 1            25 V          119 A    20 L / 5m 36 s        1/2"
# 2            26 V          220 A    20 L / 1m 43 s        1/2"
# 3            30 V          320 A    20 L / 1m 04 s        1/2"
# 4            32 V          400 A    20 L / 58 s           1/2"
# 5            38 V          400 A    20 L / 58 s           1/2"

Electrical input energy vs AquaFuel output energy per hour with Miller welder
       No. Batteries       Elec. En.        Ele. En.          AF produced
                           in KVA           in Kw             in cf

       # 1                  9.5 KVA          7.3 Kw           7.5 cf/h
       # 2                 10.5  KVA         8.0 Kw            24.6 cf/h
       # 3                  12.9 KVA         9.9 Kw            39.7 cf/h
       # 4                  15.0 KVA         11.5 Kw           43.8 cf/h
       # 5                  16.2 KVA         12.4 Kw           43.8 cf/h

The results of the above test are reported in Figure 4 below.

Average measurements of the test with the Miller welder with dial on voltage set at different values
 Test            Voltage          Amps              AF volume     Rod size
# 1             10 V             400 A             38 cf/h         1/2"
# 2             18 V             400 A             42 cf/h         1/2"
# 3             28 V             400 A             42 cf/h         1/2"
# 4             38 V             400 A             50 cf/h         1/2"

The results of the latter measures are summarized in the diagram of Figure 5 below. As one can see, the above production data are significant.

2.8. Future production power unit. As indicated earlier, to improve efficiency, AquaFuel must be produced with a power unit specifically built for that scope, by requesting in particular a unit with a voltage of the order of 100 V DC under load and controllable amperage. The production unit also requires a completely automated Carbon feeding in the discharge mechanism.

                                (IMAGE OMITTED)

FIGURE 3: The diagram expressing the dependence of the volume of aquaFuel produced in cubic feet per hour (CFH) as a function of the voltage (V DC). Note its nonlinear character of parabolic types, that is, CFH is proportional to the square of the voltage. This property, first established with the battery tests is of fundamental relevance, because it indicates the possibility of increasing the efficiency of AquaFuel production with the increase of the voltage.

                                (IMAGE OMITTED)

FIGURE 4: A plot of the volume of AquaFuel produced with the Miller Welder XTM 304 with the voltage set at maximum yet controlled with the amperage dial.

                                (IMAGE OMITTED)

FIGURE 5: A plot of the volume of AquaFuel produced with the Miller welder as a function of the voltage with amperage fixed at maximum and the voltage set at different values.

TTL is in the process of producing such a production power unit with the following main characteristics:

# A transformer operating at 460 V AC, three phases; # A reactor yielding up to 115 V DC under load and up to 1,000 amps; # A seven tab switch permitting seven different voltage settings from 15 V DC to 115 V DC; # A chiller for temperature control containing 15 tons of cooling liquid; # A completely automated discharge mechanism; # A Yokogawa wattmeter, the latest model WT 1000.

A number of other production power units are under study, such as those with the most recent high voltage fuel cells, those based on arc furnaces, and others.

Data on the production of AquaFuel via the appropriate equipment will be certified at a future time upon completion of the tests. In the meantime, reader can extrapolate the performance of the above production power unit from the diagrams of Figures 3, 4, 5.

2.9. Preliminary costs analysis on AquaFuel. As indicated earlier, the most important competition of AquaFuel is Hydrogen in view of the serious environmental problems caused by other fuels. Consequently, cost analyses on AquaFuel should be compared to those on Hydrogen.

It is evident that, at the time of this first certification, we are not in a position to conduct such a cost analysis in the necessary depth because of the lack of important information, such as the final value of the BTU content of AquaFuel, ratios between energy input and AquaFuel produced via actual production units, and other aspects.

Nevertheless, it is important for an overall appraisal of AquaFuel to have at least a preliminary cost analysis which can be based on volumes, rather than on BTU content, and evidently with the currently available empirical and non-production units.

The following distributor of Hydrogen in Pinellas County, Florida,

AIR PRODUCTS AND CHEMICALS, Inc of Largo, Florida

released the following costs for Hydrogen for local deliveries:

1) $ 2.50 per 100 cf of Hydrogen under the minimal purchase of 300,000 cf. By recalling that Hydrogen has about 300 British Thermal Units per cubit feet (BTU/cf), , the above price corresponds to the wholesale cost of $ 83.33 per 333 cf. or, equivalently, for one million BTU, plus adjustments regarding distance from the factory, frequency of purchase and maintenance and other fees, as well as discounts for larger or more periodic purchases.

2) $ 90 per cylinder of 197 cf for Hydrogen of high purity which, at 300 BTU/cf, corresponds to 59,100 BTU per cylinder. The cost in Pinellas County, Florida, of high purity Hydrogen in cylinders is therefore 1,000,000/59,100 x 90 = $ 1,522 per 333 cf or per million BTU, with discounts of the order of 20% to 30% for volume purchase.

3) $ 18 is the lowest available cost in Pinellas County, Florida, per cylinder containing 197 cf which corresponds to 59,100 BTU. The retail cost in Pinellas County of 333 cf of low grade Hydrogen or of one million BTU in cylinders is therefore 1,000,000/59,100 x 18 = $ 304 with 20% to 30% discounts for large purchases.

Additional data on costs of Hydrogen are presented in a separate report by Dr. Peter Glueck (Ref. [4]). The reader should be aware that costs of Hydrogen available in the Web vary quite largely and they generally miss the necessary details of quantity, storage, transportation, etc. to be actual costs. The direct verification of any cost of Hydrogen with an actual distributor is therefore necessary for accuracy.

The production data of AquaFuel provided in Sect. 2 already establish the cost competitiveness of AquaFuel over Hydrogen even under the conditions of its sole use as fuel, and even via the use of preliminary non-production units.

As an example, controlled tests reported in Sect. 2 on the production of AquaFuel via the preliminary use of the Miller Welder XTM 304 for power unit indicate the use of about 12 Kw hour for the production of about 1,200 Liters of AquaFuel also in one hour. At the cost of $ 0.08 per Kw in Pinellas County, Florida, we have the approximate cost of $ 1 per 1,200 Liters of AquaFuel corresponding to 42 cf. The cost of 333 cf of AquaFuel with the above empirical pre-production units is therefore 333/42 = $ 7.92 plus the cost of the Carbon rods, plant amortization and other costs, which can be estimated (in excess) to a total production cost of $ 21.5 per 333 cf, with a sale price of $ 50 per 333 cf.

It is therefore evident that the $ 50 sale retail price of 333 cf of AquaFuel produced with empirical non-production units in very low quantities and without consideration of recycling and other factors, is less than the lowest available price of Hydrogen, $ 83.3 per 333 cf for minimal purchases of 300,000 cf.

In addition to the lower cost, one should keep in mind that 333 cf of AquaFuel contain more energy than the same volume of Hydrogen.

Needless to say, the cost of AquaFuel produced with the appropriate production equipment is expected to be considerably less than $ 21.5 for 333 cf.

2.10. Tests on chemical composition. A number of analyses on the chemical composition of AquaFuel have been performed by various leading laboratories. However, none of them can be considered conclusive at this writing because of contradictions, either internally, or with respect to other more established and verifiable measurements.

A first analysis of the chemical composition of AquaFuel was conducted by the NASA Laboratories at the Kennedy Space Center in Florida, with the following results:

                           Non-Hydrocarbon Gases

                      Hydrogen                 46.483 %
                       Carbon Monoxide         38.370
                      Carbon Dioxide           9.329
                      Nitrogen                 3.818
                      Oxygen                   1.164
                      -----------------------------------
                      SUBTOTAL                99.164 %


                      Hydrocarbon
                      -----------
                           Ethylene            0.049
                           Ethane              0.005
                           Acetylene           0.616
                           Methane             0.181
                           Total             100.015
                      ------------------------------------
                      SUBTOTAL                 0.851

                      GRAND TOTAL            100.015

However, the above analysis does not conform to the performance of AquaFuel and other experimental evidence. First, the total BTU content of the gas is less than 300 according to the above data, while the Briggs test shows almost 90% of the torque and horsepower on AquaFuel as compared to that of the same mass of gasoline, results which have been confirmed by other engine tests.

A series of additional tests were conducted by

ATLANTIC ANALYTICAL LABORATORY Whitehouse, New Jersey Tel. 908-534 2017

The best normalized composition in % v/v released by the lab as per attached documentation yields the following composition of AquaFuel:



                Non-Hydrocarbon gases

                Hydrogen            45.6 % v/v
                Carbon monoxide     36.7
                Nitrogen             5.3
                Carbon dioxide       4.5
                Oxygen               1.3
                Argon                0.074
                -------------------------------------
                SUBTOTAL            93.474

                Hydrocarbons (ppm)
                Acetylene           0.0034
                Methane             0.0014
                Propane             0.00097
                Ethylene            0.00016
                Hexanes+            0.00004
                Butene              0.00002
                Isobutane           0.000008
                N-Butane            0.000008
                --------------------------------------
                SUBTOTAL            0.0060

                GRAN TOTAL          93.480

     The similarities between the NASA and the AAL measures are considerable, e.g.,

                ELEMENT                 NASA         AAL
                Hydrogen                46.4         45.6
                Carbon Monoxide         38.4         36.7
                Nitrogen                 3.8          5.3
                Carbon Dioxide           9.3          4.5
                Oxygen                   1.2          1.3.

The differences between the two analyses might therefore be due to predictable factors, such as differences in the water used for the production of AquaFuel, differences in its purity, etc.

Nevertheless, the AAL results also exhibit a number of inconsistencies, such as:

1) The AAL Normalized Composition in %v/v do not add to 100%. In fact, The AAL analysis misses 6.52% in total elements, which is a value for analytic measures too high for resolutory results.

2) The AAL elemental analysis is not compatible with the volumetric analysis (see, again the related attachment). For instance: the w/w Hydrogen derived from the v/v data is 6.9% w/w while AAL quotes 13.6% w/w; for Carbon we compute 32.7% w/w while AAL quotes 6.1% w/w; for Oxygen we have 51.3% w/w while AAL has 67.3% w/w; and for Nitrogen we have 9.85% w/w while AAL has 12.9% w/w.

3) The energy/cf theoretically computed by AAL from the chemical analysis of AquaFuel yields 286 BTU/cf, namely, a BTU content less than that of Hydrogen, which is in contradiction with various direct measures of BTU content which yield a BTU content higher than that of Hydrogen, as outlined earlier.

Additional baffling data are those of permeability. The test was performed by filling up similar balloons with Hydrogen, CO, Acetylene, Helium and AquaFuel. The time needed to fully deflate the balloons back to their original static state was measured as follows:

                Hydrogen            Two hours.
                CO                  Eight hours.
                Acetylene           Two days.
                Helium              Two week.
                AquaFuel            Three to six months.

As the gases leaked out of the AquaFuel balloon, the diameter was reduced by about 10%. The other gases still in the balloon were flammable months into the test. The AquaFuel balloon-test was conducted three times.

In view of the above and other evidence, the underwriter cannot consider as conclusive the chemical analysis on AquaFuel by NASA, AAL and other laboratories. A first motivation may be due to the fact that they used GC-MS measuring techniques may imply a decomposition of some of the true molecules composing AquaFuel.

Another possibility is that the molecules composing AquaFuel are not ordinary molecules, since they have been formed under the extremely intense electromagnetic field caused by the electric discharge. These fields are known to polarize the molecules in a way proportional to their intensity. It is not inconceivable, and it is in any case scientifically unsettled at this writing one way or the other, that the electric and magnetic polarizations of the molecules composing AquaFuel imply such a distortion, that the molecules escape detection via conventional meters (essentially based on computer memories of any given peak). Theoretical and experimental studies are under way for the latter aspects, as we hope to report in a future certification.

All in all, the ultimate unknown origin, characteristics and composition of AquaFuel are the very reasons for the research interest by the underwriter.

2.11. Radioactivity test. A radiation test was done by CONSTELLATION TECHNOLOGY CORPORATION of Largo, Florida, with a highly sensitive Geiger counter as per Attachment # 1, which resulted to be negative. In fact, water is known to be one of the best material for the absorption of radiation, for which reason it is used in nuclear power plants to shield the reactor. At any rate, AquaFuel is only expected to produce low energy photons and electrons which are easily absorbed by water.

2.12. Comments on the energy balance of AquaFuel. This presentation would be incomplete without addressing the possible "over-unity" of AquaFuel which has been discussed in the pre-existing literature [2]. I am referring to the possibility that the energy content of AquaFuel, E(AF, Out) is greater than the electrical energy input, E(El. In), as a result of which their ratio is greater than one,

                               (Formula Omitted)

This expectation can be seen in this report, e.g., from the nonlinear, generally quadratic dependence of the volume of AquaFuel produced with the voltage, as in Diagrams 3, 4, 5, according to which the volume produced appears to increase with the square of the voltage. This implies the theoretical possibility that there should be a given value of the voltage after which over-unity (1) holds.

The first aspect to clarify is that at this writing, May 16, 1998, there is no experimental evidence on the possible over-unity character of AquaFuel. Numerous additional experimentations are needed to establish the behavior of the volume of AquaFuel produced at voltages higher than those of Diagrams 3,4,5 because of the realistic possibility that the behavior of the curve may flatten due to increases of losses and several other aspects.

After having expressed due scientific caution, readers are discouraged from opposite trends, such as flat denials of the possibility of over-unity. The only scientific statement which can be voiced at this time is the traditional expression that the issue is fundamentally open and unresolved at this writing either way.

Flat denials are disproved by the fact that, contrary to popular beliefs, a possible over-unity of AquaFuel would be in complete agreement with the principle of conservation of the energy.

In fact, a scientific study of the energy balance for any production of energy, let alone that of AquaFuel, requires the consideration of:

# the TOTAL input energy, which is given by the sum of the electric energy plus the internal energy available in the water and in the carbon rod, and

# the TOTAL output energy, which is the energy of AquaFuel plus all losses due to dispersal of energy into heat, light, separation of water and carbon rod, etc. The ratio of the above two total energies is always smaller than one because of un-accounted losses,

                                (Formula Omitted)

This implies the verification of the principle of conservation of the energy in a way fully compatible with over-unit (1).

The best way to illustrate the above occurrence is to consider the case of nuclear power plants which are over-unit by a factor of 10,000 or more, that is, the ratio between the energy produced by nuclear power and the input electrical energy, as in Eq. (1) is of the order of 10,000 or more,

                                (Formula Omitted)

This occurs without any violation of the principle of conservation of the energy because the total input energy for the nuclear power is the electrical energy plus the internal energy of the nuclei, thus verifying both laws (2) and (3).

If experimentally confirmed, the possible over-unity of AquaFuel would be fully equivalent to the case of the nuclear power, the only difference being that the internal energy of the nuclei is replaced with the internal energy of the water and carbon. After all, water is one of the largest and cleanest reservoir of energy available to mankind.

At any rate, no final conclusion can be reached on the energy balance of AquaFuel prior to the achievement of a suitable production unit, the final identification of the BTU content of AquaFuel, the measure of energies lost in the decomposition of the water and of the Carbon crystal, light, heat, etc., as well as the energies available from the creation of the various AquaFuel molecules and other more subtle processes.

Quantitative studies on the energy balance of AquaFuel, as well as of its underlying process, are under way via the use of the generalization of quantum mechanics known as "hadronic mechanics" [5] and the generalization of quantum chemistry known as "hadronic chemistry" [6]. The latter theories are a form of "completion" of the pre-existing theories much along the historical argument by Einstein, Podolsky and Rosen, although specialized to the effects expected in deep overlappings of the wavepackets of particles, as expected in the nuclear reactions which are possible in the AquaFuel plasma, or of valence electrons, as expected in the separation of water and subsequent formation of the chemical bonds of the AquaFuel molecules.

These aspects are under study elsewhere [7]. At this moment we merely mention that one of the most intriguing and technologically promising aspects of AquaFuel is that, despite its apparent simplicity, it exhibits a number of properties and behaviors which are outside established doctrines, thus requiring broader, more adequate theories.

3. CONCLUSIONS

In summary, following the personal supervision, eye-witnessing and inspection of the measurements and tests conducted on AquaFuel during the past three months, the underwriter hereby states that:

1) The representations made by TTL on AquaFuel are correct and supported by experimental evidence.

2)   All tests were conducted correctly and reported accurately.

3) The tests results and their interpretation were the outcome of a collegial effort involving several indepenent scientists as well as various TTL personnel.

4) After three months of testing, which TTL refers to as "Phase I", the test results on AquaFuel show that the gas surpasses the initial expectations of the Company in regard to applications and market potential of the AquaFuel product, service and process.

5) The tests and measurements reported in this presentation establish that AquaFuel is superior to Hydrogen in cost, energy content, simplicity and rapidity of production anywhere desired in small or large volumes.

6) The AquaFuel product, service and process are near commercial applications, as in the case of AquaFuel as combustible gas, recycling of sewage or organic waste, environmental clean-ups, and others.

7) The ability to serve Government, Military, Space Industry as well as private markets, including households, on a world-wide basis has been also established.

8) The TTL "Phase II" is now well under way for the development of AquaFuel, including the ongoing construction of an actual production unit, an actual recycling unit, and an actual processing unit.

9) The evidence available as of this writing establishes that TTL has a large potential, not only for direct sales, but also for granting licenses on patents and/or know-how virtually all over the world.

In conclusion, as stressed in Sect. 1.5, environmental problems caused by highly pollutant fuels are, by far, the largest problems of contemporary societies. Thus, the availability of a new, clean, cheap, and readily producible fuel, such as AquaFuel, should be taken seriously by all.

REFERENCES

1. W. H. Richardson, jr., US Pat 5,435,274 "Electrical power generation without harmful emissions", July 25, 1995; US 5,692,459 "Pollution free vehicle operation", Dec. 2, 1992; patents pending.

2.   Infinite  Energy no. 9, 1996;  no. 10, 1996; no. 11, 1996; no. 13 1997; and
     no. 14, 1997; International Journal of Hydrogen Energy no. 21, Feb 1996 p 142, H. Roger Hind's column "News and Views"

3.   R.  M.  Santilli,  An  Outline  of  AquaFuelTM,   its  Energy  Conversions,
     Applications and Open Problems, Hadronic Journal Supplement Vol. 13, pp. 1-22, 1998.

4. P. Glueck, An Analysis of the Current Cost of Hydrogen, TTL report 004 dated May 16, 1998005, 1998.

5. R. M. Santilli, Elements of Hadronic Mechanics, Vols.. I and II, Ukraine Academy of Sciences, Kiev, second edition, 1995, and Found. Phys. Vol. 27, 625, 1997.

6.   R.  M.  Santilli  and D.  Shillady,  "Ab  initio  Hadronic  Chemistry",  in
     Fundamental Open Problems in Science at the Turn of the Millennium, T. Gill. K. Liu and E. Trell, Editors, Hadronic Press (1998).

7. R. M. Santilli, The Emerging new Energies as Predicted by Hadronic Mechanics, to appear.


Ruggero Maria Santilli
Palm Harbor, Florida